March 26, 2010
Cecilia D. Blye, Chief
Office of Global Security Risk
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-5546
Re:	PetroChina Company Limited Form 20-F for Fiscal Year Ended December 31, 2008 Filed May 26, 2009 File No. 1-15006
Dear Ms. Blye:
     I refer to your letter to us dated February 18, 2010, relating to PetroChina Company Limited’s (“PetroChina”) Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed with the U.S. Securities and Exchange Commission (the “Commission”) on May 26, 2009. On March 1, 2010, we requested to extend the deadline to March 31, 2010 to respond to your letter.
     The issues raised in your letter concern several PetroChina’s affiliates and subsidiaries and we are in the process of collecting and investigating the relevant facts in order to prepare accurate and complete answers to these issues. Therefore, we respectfully request an extension of the deadline to May 28, 2010 to respond to your letter.
     Please do not hesitate to contact me if you have additional questions or require additional information.

Very truly yours,
/s/ LI Hualin
Name:	LI Hualin
Title:	Company Secretary

cc:	Jennifer Hardy, Esq. Special Counsel Division of Corporation Finance

Roger Schwall Assistant Director Division of Corporation Finance